Press Release [FOR IMMEDIATE RELEASE]:

ZimCal Asset Management, LLC comments on Medallion Financial Corp.'s first quarter results

Minneapolis – May 2nd, 2024

ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") is one of the largest investors in Medallion Financial Corp. (the "Company" or "MFIN"), has over $15.55 million in debt and equity investment exposure and has been invested in MFIN for over 3 years. ZimCal is currently in a proxy contest to replace two Directors on MFIN's Board of Directors (the "Board") with two more highly qualified individuals. ZimCal is urgently trying to strengthen the Company by adding current consumer lending and risk management experience to its Board, precisely two areas where we believe the current Board is lacking. ZimCal's Board nominees will hold management accountable and work tirelessly to improve the Company so that it can reach its tremendous potential, thrive in the long-term and reward shareholders.

MFIN's earnings this morning show that the need for change is critical. MFIN characterized 1Q24 as a "strong start", ZimCal strongly disagrees. The quarter was not terrible, but the earnings release made it clear that MFIN is managing to the quarter and to expectations, rather than proactively managing for the long-term. Earnings were boosted $0.14 or 48% by taxi medallion recoveries and "gains on equity investments". Earnings were also boosted by credit loss provisions that were significantly below 1Q23 and 4Q23 provisions despite a weaker asset quality profile. **On almost all the critical metrics, performance declined.** See Figures 1, 2 and 3 below. However, our view on the next 1, 2 or 5 years is overwhelmingly positive if MFIN can get the right governance and leadership team in place to position the Company for long-term success.

Despite the years that have passed since the taxi medallion implosion destroyed 85% of MFIN's market capitalization in less than 3 years, MFIN's President is still in place and we are concerned that things have not changed much. The *tone* of the statements the Company made about 1Q24 are eerily similar to the statements made about 1Q16, the year the Company charged off $30.6 million in taxi medallion loans and non-performing taxi medallion loans reached $122 million or 21% of the portfolio. Statements after 1Q16 earnings included:

> "We are extremely pleased with the 2016 first quarter. While taxi medallion lending continues to have virtually zero losses…"

> "All the important indicators of our business continue to demonstrate the quality of Medallion's operations… very solid credit performance by the portfolios…"

This is what keeps ZimCal awake at night. We obsess over the downside risk of a ~25% subprime consumer loan portfolio heading into economic and rate uncertainty, a concern that we repeatedly shared with MFIN before launching our proxy contest.   A NIM of 8% or 9% is meaningless if charge-offs on a $2 billion+ portfolio reach and remain at 5% – 6% over a sustained period. Quarter to quarter fluctuations driven by irregular equity gains or non-recurring taxi medallion recoveries will not mask the pain caused by mass consumer delinquencies. While we hope that consumers do not default to this extent and we certainly do NOT expect a repeat of the taxi medallion implosion, we urge MFIN to demonstrate that it has thought through this scenario and is tracking and disclosing key data. Tracking the data and demonstrating **concrete actions to mitigate risk** is what ZimCal has pushed for. We have privately given MFIN's Board and management suggested metrics to track including 1. stratification of loan performance by quarterly vintage, collateral type, prime/non-prime; 2. Disclosures of loan-to-value or loan-to-cost; 3. Loss-given-default trends; 4. Prepayment and WAL by prime/non-prime; and 5. Recreation vehicle wholesale and retail price trends. We have no confidence these metrics are being tracked by the Board or that MFIN has the technological capability to generate these reports accurately and frequently.

Glossing over critical downward trends in key metrics like ROA, Net Interest Margin, and charge-offs while waxing hopefully about the future is not a viable management strategy. Figures 1, 2 and 3 show clear and concerning trends. The status quo is unacceptable and change at MFIN is critical.

Charge-off trends



Figure 1: Recreation and Home Improvement charge-offs are at cyclical highs, have exceeded 4Q19 and are trending worse.

Trends in NIM and Net Interest Income



Figure 2: NIM has continued to decline and net interest income is also below the last 2 quarters.

ROAA and Adjusted ROAA (Ex. Taxi Medallion)



Figure 3: While ROAA (Ex. Medallion) increased from its 4Q23 low, the trend is still down, and core earnings trends do not look strong.

Visit www.restoretheshine.com to view our nominees and for important details and to sign up for updates.

Read our letter to MFIN shareholders under "Materials" at www.restoretheshine.com

ZimCal will issue ongoing press releases with updates and details on its plan to "Restore the Shine" to Medallion Financial Corp.

Media contact: nicole@nh-consult.com

About ZimCal Asset Management, LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.

ZimCal usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

<u>Solicitation Information</u>

Stockholders are urged to read ZimCal's definitive proxy statement and WHITE proxy card because they contain important information about the ZimCal nominees and related matters. Shareholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal on the web site of the Securities and Exchange Commission (SEC) at www.sec.gov. Shareholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (shareholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

<u>Participants in Solicitation</u>

The identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise is contained in ZimCal's definitive proxy statement filed with the SEC on April 26, 2024.